--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------


                                AMENDMENT NO. 4

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         NORTH CAROLINA RAILROAD COMPANY
                              (Name of the Issuer)

                         NORTH CAROLINA RAILROAD COMPANY
                 THE NORTH CAROLINA DEPARTMENT OF TRANSPORTATION
                     BEAUFORT AND MOREHEAD RAILROAD COMPANY
                       (Name of Persons Filing Statement)

   North Carolina Railroad Company                             658238100
Common Stock, $.50 par value per share                  CUSIP Number of Class of
   (Title of Class of Securities)                             Securities)

           Scott M. Saylor                                  David D. King                              E. Norris Tolson
      Executive Vice President              Deputy Secretary, Transit, Rail and Aviation                  President
         and General Counsel                 North Carolina Department of Transportation           Beaufort and Morehead
   North Carolina Railroad Company                   One South Wilmington Street                      Railroad Company
   3200 Atlantic Avenue, Suite 110                  Raleigh, North Carolina 27611                One South Wilmington Street
    Raleigh, North Carolina 27604                        (T) (919) 733-2520                     Raleigh, North Carolina 27611
         (T) (919) 954-7601                              (F) (919) 733-9150                          (T) (919) 733-2520
         (F) (919) 954-7099                                                                          (F) (919) 733-9150

  (Name, Address, Telephone Number and Facsimile Number of Person Authorized to
   Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:

          James F. Verdonik                           Larry J. Dagenhart, Esq.                     Grayson G. Kelley, Esq.
       Kilpatrick Stockton LLP                   Smith Helms Mulliss & Moore, L.L.P.           Special Deputy Attorney General
  Suite 400, 4101 Lake Boone Trail                      214 N. Church Street                North Carolina Department of Justice
    Raleigh, North Carolina 27607                  Charlotte, North Carolina 28202               One South Wilmington Street
         (T) (919) 420-1700                              (T) (704) 343-2000                     Raleigh, North Carolina 27611
         (F) (919) 420-1800                              (F) (704) 334-8467                          (T) (919) 733-3316
                                                                                                     (F) (919) 733-9329


(CONTINUATION OF COVER PAGE OF SCHEDULE 13E-3)

This statement is filed in connection with (check the appropriate box):

a.       /X/ The filing of solicitation materials or an
             information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

         b.       /   /    The filing of a registration statement under the
                           Securities Act of 1933.

         c.       /   /    A tender offer.

         d.       /   /    None of the above


         Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation (1)                               Amount of Filing Fee (2)
      70,769,262                                                $14,154
--------------------------------------------------------------------------------

         (1) Estimated solely for purposes of calculating the filing fee and pursuant to Rule 0-11 under the Securities Exchange Act of 1934 (the "Act"), based upon an estimate of the proposed maximum amount of merger consideration that could be paid in the Merger ($66.00 per share in cash with respect to 1,072,262 shares).

         (2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Act, equals 1/50th of one percent of the Transaction Value.

                  /X/ Check if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $14,154    Filing Party: North Carolina Railroad Company

Form of Registration No.: SCHEDULE 14A           Date Filed: November 25, 1997


Statement File No. 0-15768

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       Exhibit Index appears on page 10

                                      (ii)

                                 SCHEDULE 13E-3

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the proposed merger (the "Merger") of Beaufort and Morehead Railroad Company, a North Carolina corporation ("B&M") which is wholly owned by the State of North Carolina (the "State") through the North Carolina Department of Transportation ("DOT"), with and into North Carolina Railroad Company, a North Carolina corporation (the "Company"), pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of October 3, 1997 and Amended and
Restated as of January    , 1998, among B&M, DOT and the Company (the "Merger
Agreement"), a copy of which is attached hereto as Exhibit (c)(1). Upon consummation of the Merger, the separate corporate existence of B&M will cease, and the Company will continue as the surviving corporation, wholly owned by the State through the DOT. Upon completion of the Merger, each share of Common Stock, par value $.50 per share (the "Shares"), of the Company (other than Shares held by the State or its affiliates, and Shares held by shareholders exercising appraisal rights pursuant to Section 55-13-01, et seq. of the North Carolina Business Corporation Act) will be converted into the right to receive in cash $66.00 per Share, without interest, upon the terms and conditions set forth in the Merger Agreement.

         The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary proxy statement (the "Proxy Statement") concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the DOT or B&M or their affiliates, or actions or events with respect to them, was provided by the DOT. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

         As of October 31, 1997, the State owned 3,210,208 shares of Common Stock of the Company, representing approximately 74.94% of the total outstanding Common Stock of the Company. This Statement is being filed jointly by the Company, the DOT and B&M. By filing this Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the

Securities Exchange Act of 1934, as amended, is applicable to the Merger or the other transactions contemplated by the Merger Agreement.

         Where substantially identical information required by Schedule 13E-3 is included in more than one caption, reference may be made to only one caption of the Proxy Statement.

                              CROSS REFERENCE SHEET
              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT
1.       ISSUER AND CLASS OF
         SECURITY SUBJECT TO THE
         TRANSACTION.

         (a).............................................. Front Cover Page and "SUMMARY--Parties
                                                           to the Merger Agreement" sections of the
                                                           Proxy Statement are incorporated herein by
                                                           this reference.

         (b).............................................. "SUMMARY--Parties to the Merger
                                                           Agreement" and "CERTAIN
                                                           INFORMATION ABOUT NCRR--
                                                           Shareholders; Changes in Control" sections
                                                           of the Proxy Statement are incorporated
                                                           herein by this reference.

         (c),(d).........................................  "CERTAIN INFORMATION ABOUT NCRR--Market Price
                                                           of and Dividends on NCRR Common Stock"
                                                           section of the Proxy Statement is
                                                           incorporated herein by this reference.

         (e).............................................. Not Applicable.

         (f).............................................. Not Applicable.

2.       IDENTITY AND BACKGROUND.
         This Statement is being jointly filed by the North Carolina Railroad Company, the North Carolina
         Department of Transportation ("DOT") and the Beaufort and Morehead Railroad Company ("B&M"), a North
         Carolina corporation which is wholly owned by the DOT.
         (a)-(d),(g).....................................  The DOT is an agency of the State of North Carolina.
                                                           Mr. E. Norris Tolson serves as Secretary of
                                                           the DOT and Mr. David D. King serves as Deputy
                                                           Secretary, Transit, Rail and Aviation of the DOT.
                                                           Mr. Tolson and Mr. King serve as President and
                                                           Treasurer, respectively, of the B & M and are its
                                                           only officers. They also serve as Directors of the
                                                           B & M along with Mr. Grayson G. Kelley, Esq., who
                                                           is Special Deputy Attorney General at the North
                                                           Carolina Department of Justice. The business address
                                                           of each of these individuals is One South Wilmington
                                                           Street, Raleigh, North Carolina 27611.
                                                           "SUMMARY--Parties to the Merger Agreement"
                                                           section of the Proxy Statement is
                                                           incorporated herein by this reference.


                                         3



                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT

         (e),(f).........................................  To the best of the undersigneds' knowledge, none of the persons with respect to whom
                                                           information is provided in response to this
                                                           Item was during the last five years (i)
                                                           convicted in a criminal proceeding (excluding
                                                           traffic violations or similar misdemeanors)
                                                           or (ii) a party to a civil proceeding of a
                                                           judicial or administrative body of competent
                                                           jurisdiction and as a result of such
                                                           proceeding was or is subject to a judgment,
                                                           decree or final order enjoining further
                                                           violations of, or prohibiting activities
                                                           subject to, federal or state securities laws
                                                           or finding any violation of such laws.
3.       PAST CONTACTS,
         TRANSACTIONS OR
         NEGOTIATIONS.

         (a)(1).........................................   None

         (a)(2),(b).....................................   "SPECIAL FACTORS--Background of the Merger;--The
                                                           Merger; and--Summary of Special Committee Proceedings
                                                           and Negotiations."  Sections of the Proxy Statement
                                                           are incorporated herein by this reference.

4.       TERMS OF THE
         TRANSACTION.

         (a).............................................. "SPECIAL FACTORS--THE MERGER--The Merger Consideration
                                                           and Recommendations and Reasons; - Method of Delivery
                                                           of Merger Consideration; - Regulatory Approval; -
                                                           other conditions to the Merger; Provisions for
                                                           Termination; Effective Date; - Certain Federal
                                                           Income Tax Considerations; and - Directors and
                                                           Officers of NCRR upon Consummation of the Merger"
                                                           A-- Agreement and Plan of Merger" sections of the
                                                           Proxy Statement are incorporated herein by this
                                                           reference.


         (b).............................................. "SPECIAL FACTORS--THE MERGER--The Merger Consideration
                                                           and Recommendations and Reasons" and "DISSENTING
                                                           SHAREHOLDERS' RIGHTS OF APPRAISAL" sections of the
                                                           Proxy Statement are incorporated herein by this
                                                           reference.



                                       4




                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT

5.       PLANS OR PROPOSALS OF THE
         ISSUER OR AFFILIATE.

         (a).............................................. "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA,
                                                           PLANS OR PROPOSALS OF THE STATE" section of the Proxy
                                                           Statement is incorporated herein by this reference.


         (b).............................................. None.

         (c),(d),(e)....................................   "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA;
                                                           PLANS OR PROPOSALS OF THE STATE" and "THE CHARTER
                                                           AMENDMENTS AND THE BYLAW AMENDMENTS" sections
                                                           of the Proxy Statement are incorporated
                                                           herein by this reference.

         (f),(g).........................................  "SPECIAL FACTORS--THE MERGER--Dequotation and
                                                           Deregistration of NCRR Common Stock" section of
                                                           the Proxy Statement is incorporated herein by this
                                                           reference.

6.       SOURCE AND AMOUNT OF
         FUNDS OR OTHER
         CONSIDERATION.


         (a),(c).........................................  "SUMMARY--Source of Merger Consideration", "SPECIAL
                                                           FACTORS--THE MERGER--Source and Amount of Funds"  and
                                                           "ANNEX E-Legislation Authorizing" North Carolina
                                                           Railroad Acquisition" sections of the Proxy Statement
                                                           are incorporated herein by this reference.


         (b).............................................. "SPECIAL FACTORS--THE MERGER--Costs and Expenses of
                                                           the Merger" section of the Proxy Statement is
                                                           incorporated herein by this reference.

         (d).............................................. Not applicable.

7.       PURPOSE(S), ALTERNATIVES,
         REASONS AND EFFECTS.

                                       5




                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT

         (a)-(c).......................................... "SUMMARY--Background of the Merger"; "SPECIAL
                                                           FACTORS--Background of the Merger; "SPECIAL
                                                           FACTORS--THE MERGER- Background of the Merger" and
                                                           "SPECIAL FACTORS- MATERIAL REASONS FOR APPROVAL OF THE
                                                           MERGER AGREEMENT- Summary of Reasons Alternatives
                                                           to the Merger are Less Attractive for Shareholders"
                                                           sections of the Proxy Statement are incorporated
                                                           herein by this reference.

         (d).............................................. "SPECIAL FACTORS--THE MERGER--Certain Federal
                                                           Income Tax Considerations" and "SPECIAL FACTORS
                                                           THE MERGER-- The Merger Consideration and
                                                           Recommendations and Reasons" sections of the
                                                           Proxy Statement are incorporated herein by this
                                                           reference.

8.       FAIRNESS OF THE
         TRANSACTION.

         (a),(b).........................................  "SPECIAL FACTORS--THE MERGER--The Merger
                                                           Consideration and Recommendations and Reasons";
                                                           "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE
                                                           PROCEEDINGS AND NEGOTIATIONS", "SPECIAL
                                                           FACTORS--MATERIAL REASONS FOR APPROVAL OF THE
                                                           MERGER AGREEMENT" and "SPECIAL FACTORS--Fairness of
                                                           the Merger." sections of the Proxy Statement are
                                                           incorporated herein by this reference.

         (c).............................................. "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM
                                                           REQUIREMENTS" section of the Proxy Statement
                                                           is incorporated herein by this reference.

         (d),(e).........................................  "SUMMARY--Special Committee of the Board of
                                                           Directors" and "SPECIAL FACTORS--SUMMARY OF SPECIAL
                                                           COMMITTEE PROCEEDINGS AND NEGOTIATIONS" sections
                                                           of the Proxy Statement are incorporated herein by
                                                           this reference.

         (f).............................................. Not applicable.

9.       REPORTS, OPINIONS,
         APPRAISALS AND CERTAIN
         NEGOTIATIONS.


                                       6




                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT

         (a)-(c).......................................... "SPECIAL FACTORS--OPINION OF THE SPECIAL COMMITTEE'S
                                                           FINANCIAL ADVISOR" and "SPECIAL FACTORS--SUMMARY
                                                           OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS--
                                                           The Special Committee Proceedings" sections of the
                                                           Proxy Statement are incorporated herein by this
                                                           reference.

10.      INTEREST IN SECURITIES OF
         THE ISSUER.

         (a).............................................. "SUMMARY--Vote Required for Approval; Quorum
                                                           Requirements"; "CERTAIN INFORMATION ABOUT
                                                           NCRR-- Shareholders; Changes in Control" and
                                                           "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                           OWNERS AND MANAGEMENT" sections of the Proxy
                                                           Statement are incorporated herein by this
                                                           reference.

         (b).............................................. Not applicable.

11.      CONTRACTS, ARRANGEMENTS
         OR UNDERSTANDINGS WITH
         RESPECT TO THE ISSUER'S
         SECURITIES..............................          "SPECIAL FACTORS--THE MERGER--The NCRR Capital
                                                           Stock;--The Merger Consideration and Recommendations
                                                           and Reasons", "THE CHARTER AMENDMENTS AND THE BYLAW
                                                           AMENDMENTS", "CERTAIN INFORMATION ABOUT NCRR--
                                                           Shareholders; Changes in Control" and ANNEX B-The
                                                           Charter Amendments and the Bylaw Amendments" sections
                                                           of the Proxy Statement are incorporated
                                                           herein by this reference.

12.      PRESENT INTENTION AND
         RECOMMENDATION OF
         CERTAIN PERSONS WITH
         REGARD TO THE
         TRANSACTION.


                                        7




                 ITEM NUMBER AND CAPTION                        LOCATION IN PROXY STATEMENT

         (a),(b).........................................  "SPECIAL FACTORS--THE MERGER--The Merger
                                                           Consideration and Recommendations and Reasons";
                                                           "SPECIAL FACTORS--MATERIAL REASONS FOR APPROVAL OF
                                                           THE MERGER AGREEMENT" and "SECURITY OWNERSHIP
                                                           OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"
                                                           sections of the Proxy Statement are incorporated
                                                           herein by this reference.

13.      OTHER PROVISIONS OF THE
         TRANSACTION.

         (a).............................................. "DISSENTING SHAREHOLDERS' RIGHTS OF
                                                           APPRAISAL" section of the Proxy Statement is
                                                           incorporated herein by this reference.

         (b).............................................. Not applicable.

         (c).............................................. Not applicable.

14.      FINANCIAL INFORMATION.

         (a).............................................. "CERTAIN INFORMATION ABOUT NCRR--Selected
                                                           Financial Data" section of the Proxy
                                                           Statement is incorporated herein by this
                                                           reference.

         (b).............................................. Not applicable.

15.      PERSONS AND ASSETS
         EMPLOYED, RETAINED OR
         UTILIZED.

         (a),(b).........................................  "GENERAL--Proxy Solicitation" and "SPECIAL
                                                           FACTORS--THE MERGER--Costs and Expenses of
                                                           the Merger" sections of the Proxy Statement
                                                           are incorporated herein by this reference.

16.      ADDITIONAL INFORMATION.                           See text of the Proxy Statement.

17.      MATERIAL TO BE FILED AS
         EXHIBIT.


                                     8



         (a).............................................. Exhibit (a)(1) Legislation Authorizing North
                                                           Carolina Railroad Acquisition (incorporated
                                                           by reference to ANNEX E to the Proxy
                                                           Statement attached hereto as Exhibit (d)(1)).

         (b).............................................. Exhibit (b)(1) Opinion of Financial Advisor
                                                           (incorporated by reference to ANNEX C to the
                                                           Proxy Statement attached hereto as Exhibit
                                                           (d)(1)).

                                                           Exhibit (b)(2) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated October 3, 1997.*


                                                           Exhibit (b)(3) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated April 7, 1997.*

                                                           Exhibit (b)(4) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated January 30, 1997.*

                                                           Exhibit (b)(5) August 12, 1994 Mercer Management
                                                           Consulting Letter to NCRR ("Mercer STB Analysis"
                                                           I).*

                                                           Exhibit (b)(6) July 28, 1995 Mercer Management
                                                           Consulting Letter to NCRR ("Mercer STB Analysis"
                                                           II).*

                                                           Exhibit (b)(7) North Carolina Railroad Company
                                                           Discussion Notes, dated January 14, 1997, prepared
                                                           by Mercer Management Consulting ("Mercer Report").*

                                                           Exhibit (b)(8) March 3, 1992 Report of the Governor's
                                                           Special North Carolina Railroad Study Group.*

                                                           Exhibit (b)(9) November 18, 1996 Corporate Strategies,
                                                           Inc. report on Strategic Rail Freight Value of the
                                                           North Carolina Railroad.*



         (c).............................................. Exhibit (c)(1) Agreement and Plan of Merger dated
                                                           October 3, 1997 and Amended and Restated as of
                                                           January 16, 1998, among North Carolina Railroad
                                                           Company, Beaufort and Morehead Railroad Company and
                                                           the North Carolina Department of Transportation
                                                           (incorporated by reference to ANNEX A to the Proxy
                                                           Statement attached hereto as Exhibit (d)(1)).


         (d).............................................. Exhibit (d)(1) Definitive copy of Letter to
                                                           Stockholders, Notice of Special Meeting of
                                                           Stockholders, Proxy Statement and form of
                                                           Proxy for the Special Meeting of Stockholders
                                                           of North Carolina Railroad Company to be held
                                                           on March 31, 1998.


         (e).............................................. Exhibit (e)(1) Article 13 of the North
                                                           Carolina Business Corporation Act
                                                           (incorporated by reference to ANNEX D to the
                                                           Proxy Statement attached hereto as Exhibit
                                                           (d)(1)).

         (f).............................................. Not applicable.


*Previously filed


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 27, 1998                        NORTH CAROLINA RAILROAD COMPANY


                                         By: /s/ J. Bradley Wilson
                                             ____________________________
                                         Name:   J. Bradley Wilson
                                         Title:  Secretary


February 27, 1998                        NORTH CAROLINA DEPARTMENT OF
                                         TRANSPORTATION



                                         By: /s/ David D. King
                                             ____________________________
                                         Name:   David D. King
                                         Title:  Deputy Secretary,
                                                 Transit, Rail and Aviation


February 20, 1998                        BEAUFORT AND MOREHEAD RAILROAD
                                     COMPANY



                                         By: /s/ David D. King
                                             ____________________________
                                         Name: David D. King
                                         Title: Treasurer

                                  Exhibit Index


Exhibit                                                                                                       Page
 Number                                                           Description                                Number
-------                                                           -----------                               --------
         (a).............................................. Exhibit (a)(1) Legislation Authorizing North
                                                           Carolina Railroad Acquisition (incorporated
                                                           by reference to ANNEX E to the Proxy
                                                           Statement attached hereto as Exhibit (d)(1)).

         (b).............................................. Exhibit (b)(1) Opinion of Financial Advisor
                                                           (incorporated by reference to ANNEX C to the
                                                           Proxy Statement attached hereto as Exhibit
                                                           (d)(1)).

                                                           Exhibit (b)(2) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated October 3, 1997.*


                                                           Exhibit (b)(3) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated April 7, 1997.*

                                                           Exhibit (b)(4) Special Committee Presentation
                                                           of Credit Suisse First Boston Corporation
                                                           dated January 30, 1997.*

                                                           Exhibit (b)(5) August 12, 1994 Mercer Management
                                                           Consulting Letter to NCRR ("Mercer STB Analysis"
                                                           I).*

                                                           Exhibit (b)(6) July 28, 1995 Mercer Management
                                                           Consulting Letter to NCRR ("Mercer STB Analysis"
                                                           II).*

                                                           Exhibit (b)(7) North Carolina Railroad Company
                                                           Discussion Notes, dated January 14, 1997, prepared
                                                           by Mercer Management Consulting ("Mercer Report").*

                                                           Exhibit (b)(8) March 3, 1992 Report of the Governor's
                                                           Special North Carolina Railroad Study Group.*

                                                           Exhibit (b)(9) November 18, 1996 Corporate Strategies,
                                                           Inc. report on Strategic Rail Freight Value of the
                                                           North Carolina Railroad.*



         (c).............................................. Exhibit (c)(1) Agreement and Plan of Merger dated
                                                           October 3, 1997, and Amended and Restated as of
                                                           January 16, 1998 among North Carolina Railroad
                                                           Company, Beaufort and Morehead Railroad Company and
                                                           the North Carolina Department of Transportation
                                                           (incorporated by reference to ANNEX A to the Proxy
                                                           Statement attached hereto as Exhibit (d)(1)).


         (d).............................................. Exhibit (d)(1) Definitive copy of Letter to
                                                           Stockholders, Notice of Special Meeting of
                                                           Stockholders, Proxy Statement and form of
                                                           Proxy for the Special Meeting of Stockholders
                                                           of North Carolina Railroad Company to be held
                                                           on March 31, 1998.


         (e).............................................. Exhibit (e)(1) Article 13 of the North
                                                           Carolina Business Corporation Act
                                                           (incorporated by reference to ANNEX D to the
                                                           Proxy Statement attached hereto as Exhibit
                                                           (d)(1)).

         (f).............................................. Not applicable.

*Previously filed



                                    10